Exhibit 99.2

GHL ACQUISITION CORP.

Moderator: James Babski
February 26, 2009
8:30 a.m. ET

Operator:
Good morning and welcome to the GHL Acquisitions Conference Call to present Iridium's fourth quarter and full year 2008 earnings.  During the presentation, all participants will be in a listen-only mode.  Afterwards we will be invited to participate in a question and answer session.  And now I will turn the program over to James Babski with GHL Acquisition Corp.

James Babski:
Thank you, Operator, before I review the structure of this morning's call I'd like to read the Safe Harbor Statement.  This conference call could continue forward-looking statements about GHL Acquisition Corp. or Iridium Satellite, LLC within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are statements that are not historical fact.  Such forward-looking statements are based upon the current belief and expectations of the management of GHL Acquisition Corp. and/or Iridium Satellite, LLC and are subject to risks and uncertainties which could cause actual results to differ from the forward-looking statements.

Such risks are more fully discussed in GHL Acquisition Corp.'s filings with the Securities and Exchange Commission.  The information set forth herein should be considered in light of such risks.  Neither GHL Acquisition Corp. nor Iridium Satellite, LLC assume any obligation to update the information contained in this conference call.

I'd now like to turn the call over to Scott Bok, CEO of GHL Acquisition Corp. for an update on the transaction between GHL and Iridium.  Then we'll hear from Matt Desch, Iridium Satellite's CEO who will take us through the company's results. Eric Morrison, the CFO of Iridium Satellite will review the details of the financial results with us and then we'll take your questions. Now I'll turn the program over to Scott Bok.

Scott Bok:
Thank you, James, and good morning everybody on the line.  On last quarter's conference call I outlined four major milestones to reach in order to consummate our transaction with Iridium.  Here's where we now stand.  First, as we previously announced the waiting period under Hart-Scott-Rodino was terminated on October 10, 2008.

Second, with respect to the required approval of the Federal Communications Commission the period during which the public could comment on our application has now closed and we believe the FCC has all the information it needs to act on our application, although obviously we don’t know exactly when that will be.

Third, the preliminary proxy statement has gone through two rounds of review at the SEC.
And we are currently working on completing the proxy statement including by updating the financials to reflect the year-end numbers you're hearing about today and resolving the remaining SEC comments.

Finally, of course, we require approval for the transaction from our shareholders and that will be the final stage of the transaction process.  We currently expect to seek that approval during the second quarter of 2009.  With that I'll hand it over to Matt Desch for Iridium's fourth quarter 2008 update.

Matt Desch:
Thanks, Scott, hello everyone and let me add my welcome to all of you on this call, as well.  Before we turn to the discussion of our earnings I want to address a subject that has gotten a lot of press lately.

And that's the loss of an Iridium satellite two weeks ago due to a collision with a non-operational Russian satellite.  First, as you might expect the financial impacts to Iridium are minimal.  Few if any of our customers noticed any change in the service due to the distributed nature of our satellite system and the constantly moving nature of our satellites.

In fact, in less than 60 hours after the collision we re-routed our network traffic which minimized potential service disruptions to our customers.  We have multiple in orbit spares in low-earth orbit and in the next few days we will finish re-positioning a replacement satellite into the constellation.

As I think you know the Iridium constellation is unique and the value of this given the unexpected loss of our satellite as we're spending a moment on because it is the only commercial network of its kind in the world.  Iridium's network has 66 operational cross-linked satellites plus in orbit spares.

The architecture of our constellation provides for built-in redundancy so that communications services continue reliably even with such an event.  In essence the satellites in the Iridium constellation served as sort of a mesh network in space.

Voice and data communication traffic is moved among and around the satellites in order to most efficiently route traffic to and from earth and across the constellation.  So our network continued to function smoothly with very limited service interruption in the immediate aftermath of the collision.  And a couple of days later even those service disruptions were resolved which you have to admit is pretty remarkable for a communications network that flies around about 485 miles above the earth.

In short, we anticipate no material financial impact as a result of the satellite collision.  So with that now let's turn to our results.  As you have no doubt read in this morning's press release Iridium reported an excellent fourth quarter and full year 2008.  Indeed it was another record year for the company.

We now have approximately 320,000 total subscribers worldwide which represent a 37 percent increase over 2007.  Fourth quarter revenue was up 14 percent over the same quarter in 2007 and revenue was up 23 percent for the full year.

We are now generating almost $321 million per year on the top line.  Now to put that in context that figure is 51 percent greater than our revenue run rate two years ago in 2006 when we had full year revenue of $212 million.

Operational EBITDA as you know as our EBITDA is adjusted to take out revenue and expenses related to the development of our next generation satellites, as well as, any other one-time expenses related to our financing activities including the GHQ transaction.  Operational EBITDA was very strong up 33 percent in the fourth quarter and 42 percent for the full year.

In 2008 we started to ramp up our expenditures for the development of Iridium NEXT, our next generation satellite constellation and those costs coupled with expenses associated with the GHQ transaction had a noticeable impact on net income for the quarter.

Net income decreased 83 percent compared to the fourth quarter of 2007.  Even with these additional investments for the future for the full year Iridium's net income was up 23 percent.  In my view there are at least a few key takeaways from these numbers.

First, Iridium continues to be the fastest growing company in the mobile satellite services sector. Most of our growth rates were solidly double digit.

Second, we delivered this performance in the face of global economic conditions that most of us could not have imagined a year ago.  In an environment where every cost is being questioned we continue to add new subscribers.  This is a testament to the resilience of Iridium's business model and the fundamental importance of our service.  Simply put, for our business and individual customers, Iridium is a must have not to nice to have.

Third, our focus continues to be on serving our customers, growing our business, and managing our business. The result is that we have consistently posted strong results.

Turning now to some other highlights of the quarter, as you will recall in October Iridium introduced its new global handset, the Iridium 9555. This phone is smaller, more powerful, and is loaded with features. It has an internally stowed antenna, a brighter screen, a speaker phone, and improved SMS and e-mail capabilities and an upgraded mini U.S.B data port.

It is also built to withstand tough physical environments where many Iridium subscribers use the phone.  Early indications are that subscribers love the 9555 handset and it is selling well.  We get feedback that it’s the most functional and reliable light weight communications device for remote locations.  For example, customers are telling us that they really like the messaging capability which improves the usefulness of the device.

We also made progress in the fourth quarter with Iridium OpenPort.  Our new enhanced bandwidth data and voice maritime device which targets companies engaged in merchant shipping, passenger transport, fishing, energy, and leisure.

Iridium OpenPort offers the unique value proposition for the maritime industry.  It has multiple phone lines, IP connectivity, and customizable data speeds up to 128 kilobytes per second.  In fact, by bundling data with multiple lines for Voice Calling, OpenPort has set the standard as an industry first.

The hardware is very attractively priced and we offer a variety of service plans at different price points which gives us an edge over our competition especially in these cost conscious times.  In the fourth quarter we commenced service for our first Iridium OpenPort units so this product is now truly commercial and adding to subscriber growth.

In the maritime and aviation industries, and in particular there are new regulations emerging that are designed to enhance to safety of vessels and people moving across the more remote parts of the world.  An example of this is the recently effective maritime regulation that we will leverage to create further demand for Iridium service.

The International Maritime Organization, which governs ocean going vessels, has issued a ruling requiring every vessel of 300 gross tons or more on international voyages to have a long range identification and tracking, or LRIT, device.  The rule went into effect on January 9th of this year and it favors Iridium because we're the only communication service in the world to operate reliably north and south of 70 degrees latitude in the Northern and Southern Hemispheres.

Currently we have certified the LRIT devices of three partner companies and others are in the certification process with us.  We are working with these partners as the flag countries responsible for capturing and responding to tracking and distress signals at sea, complete the build out of the systems required, and ensure LRIT compliance.

Likewise in 2008, we made great strides towards securing the certification necessary to provide Iridium based safety services for the aviation industry.  2008 was a great year for us in the business and general aviation markets and a provision of Iridium based safety services will open yet another opportunity for us within aviation.

In all, we had a great year in terms of our service to commercial customers and the same is true in 2008 for our relationship with the U.S. Government.  You're no doubt aware that the U.S. Government is a long time and very valued Iridium customer and partner.

We are currently hard at work under contract with the Government to enhance the service that will enable a group of users to communicate with each other on a single channel in a netted fashion over the Iridium network.  We've called this service Netted Iridium in previous announcements and it is the first satellite based voice and data service that the military refers to as "on the move, over the horizon, beyond line of sight" communication.

To put this in perspective, it enables communication among fire fighters much the same way network first responders can communicate on walkie talkies.  But this service is used in remote regions where there is limited or no communication infrastructure.

Work on Netted Iridium is underway by our engineers in conjunction with the Naval Service Warfare Center at Dahlgren and the Marine Corp War Fighting Lab. It should be ready for deployment in 2010.

So before turning the call over to Eric Morrison, who will provide the financial review, I want to update you on the status of Iridium NEXT, our next generation satellite constellation.

As you know we have two partners Lockheed Martin and Thales Alenia Space competing to be our prime contractor.  We're working separately with each of them during this competitive phase and we expect to award the contract for development of Iridium NEXT in the second quarter.

We also continue to be in productive discussions with potential partners for secondary payloads on NEXT for applications such as Earth observation, remote sensing, climate forecasting, and other scientific and government missions.

In summary, we remain on plan for Iridium NEXT which targets the launch of the first satellite in 2014 with the full constellation replaced by 2016.  So at this point I'll turn the call over to Eric to provide further details on the fourth quarter and year-end results.  Then we'll be available to answer your questions.  Eric?

Eric Morrison:	Thanks, Matt, and good morning everyone. Iridium closed 2008 with approximately 320,000 total accumulative subscribers which is a 37 percent increase over our subscriber numbers at the close of 2007.

We grew across all of our verticals.  Growth was driven by continuing demand for our machine to machine or end-to-end service, organic growth in our handset business, and an incremental gain from our successful efforts to attractive Global Star customers.

Revenue in the fourth quarter of 2008 was $76.8 million versus $67.3 million in the fourth quarter of 2007 representing a 14 percent increase.  For the full year, Iridium posted 320.9 million in revenue, a 23 percent increase over the 2007 year-end total revenue of 260.9 million.

Operationally, EBITDA for our fourth quarter and full year 2008 was significantly higher than in the same periods for 2007.  As Matt mentioned, operationally EBITDA is EBITDA that excludes revenue and expenses incurred in the development of our second generation constellation, Iridium NEXT, as well as nonrecurring expenses related to the company's financing activities, including the transaction with GHQ.

The company tracks operational EBITDA because we believe it is useful measure to evaluate the ongoing operational performance of our business.  Our management team also uses operational EBITDA for operational planning purposes including the preparation of its annual operating budget, financial projections, and compensation plans.

Fourth quarter operational EBITDA was $25 million which was 33 percent greater than fourth quarter of 2007.  Operational EBITDA for the full year 2008 was 42 percent greater than the same period in 2007.  The increase in operational EBITDA was driven by higher revenues across the board including subscriber equipment sales, DOD service, and commercial service.

It was offset slightly by higher expenses including cost of sales resulting from growth in equipment sales, R&D expenses related to the development of the new subscriber equipment and services, and increased personnel expenses to support our growth.  As Matt mentioned, fourth quarter 2008 net income decreased 83 percent as compared to fourth quarter 2007 net income.  This is primarily attributable to expenses associated with ramping up Iridium NEXT as well as expenses associated with the GHQ transaction.

At some point, NEXT expenses will become capitalized and the impact in that income will be greatly reduced.  Full-year net income, in spite of these expenses and the economic climate, grew substantially over last year's net income.

For the full year we reached net income of $53.9 million which represents a 23 percent increase over our 2007 results.  Iridium had a great quarter and an excellent 2008, and we look forward to your questions.  With that, I will conclude and turn it back over to Scott.

Scott Bok:	Before we take questions I want to make just a couple of comments in closing. First, congratulations to Matt, Eric, and the entire Iridium team on a terrific

2008. Second, the significance of Iridium's performance in light of the current macroeconomic environment really can't be overstated.

These are exceptional results that certainly reaffirm the importance of the service that Iridium provides and also points to the strength of the leadership team in positioning the company for success in these very difficult times.  Thank you for your time and attention this morning.  Now we'd be glad to take any questions.  Operator?

Operator:
At this time I would like to remind everyone in order to ask a question please press the star 1 on your telephone keypad.  We'll pause for just a moment to compile the Q & A roster.  Again, if you would like to ask a audio question, please press star 1 on your telephone keypad.  Your first question comes from the line of Henrik Nyblom with Nomura.

Henrik Nyblom:
Hi there.  Two quick questions if I may, the first thing, is it possible for you guys to give us any color on your revenue split between equipment sales and service revenues for full year '08 or give us an indication on sort of the (inaudible) that you're seeing ongoing.

And the second question, given that the shipping industry in general is suffering pretty badly and you have launched a new, cheaper product in open port, could you sort of give us some indication number wise how successful it's been to date, order backlog, installed terminals or something like that.  That would be helpful.  Thank you.

Matt Desch:	Eric, you want to take the first one and I'll take second one?

Eric Morrison:	Sure. Yeah. As far as the revenue for 2008, we've broken it out, actually, in the release …

Henrik Nyblom:	OK.

Eric Morrison:
… four major categories, DOD revenue full year of $64.5 million, secondary payload of $3.2 million, commercial service revenue $133 million and equipment of $119.9 million, totaling the roughly $321 million, so really you know heavily weighted toward our commercial service and our equipment revenue so ….

Matt Desch:
And on the second question about maritime, we actually do have a lot of excitement and enthusiasm in the market over open port.  As I said it's kind of at a completely new price point that is extremely competitive in the market and is maybe even expanding the market a little bit to customers who wouldn't otherwise even use a system because it's so attractively priced.

And even anticipation, there was a lot of anticipation for it last year, and we literally have thousands of orders right now in backlog.  We're just starting to fill those.  It's early days in the product and it's starting to, we have hundreds right now installed and we expect that that will grow rapidly over the year.

Henrik Nyblom:	Thank you.

Operator:	Your next question comes from the line of Chris Quilty with Raymond James.

Chris Quilty:
Good morning, gentlemen.  I know you don't have tremendous visibility in your end users because of the channel, but can you give us a sense of whether you've seen any indications of falloff in specific vertical markets?  The one that probably jumps to mind most is the energy exploration market, which I assume is a relatively important market for you.

Matt Desch:
Yeah.  I mean, just in general as it relates to you know the whole downturn of the market, we clearly have seen a little bit of fewer subscribers, perhaps, than we otherwise might have seen in you know maybe a year ago in terms of growth, but we are still getting growth.

I think the reason for that, of course, is that we have a very strong customer base you know in the government, industrial users as you said, and it's quite diversified, actually, as well in a lot of different segments.  Energy exploration and growth as you mentioned is only one of many, many segments that really our products cover.

I, we aren't noticing really across all those segments a significant drop off you know.  Certainly we're still growing and perhaps we would be growing faster without it, but it's very difficult to see exactly where it's dropping off in some ways if it is.

So not to, as you said, it's kind of difficult to see exactly into every segment, but I will tell you that our partners, and we have quite a few of them as you know are telling us they're still seeing opportunities across the board.  The pipelines that we're kind of managing with them on bigger opportunities has not decreased, and I think the reason for that is these are heavily industrial, need to have kind of solutions in industrial and governmental kind of segments.

Chris Quilty:	Got you. And can you give us a sense of how much you thought you picked up this year in total from GlobalStar? I know you gave that estimate at an earlier point and time.

Matt Desch:
Well, I, yes, we did, in the past had said that you know we had a program called "Trade-Up to Iridium" which operated during 2008 through about the end of the third quarter.  We've just reinstated that in North America in the last week and will run this year again, and we're also looking at that outside in other markets as well.

And I think it was quite successful; however, even despite its success, probably only about a tenth or so of our total subscriber units came in through that program where people actually turned in a phone and got credits for it.  I'm sure that there were other customers as well who might have transferred over to our service, and clearly we got the lion's share of new growth anyway in the market because we have a very reliable service and of course, they don't.

So that's about all I can say is that I can say that I think that was successful in terms of being about a tenth of our subscriber sales clearly were through that program, but, and maybe some more beyond that were there.  But we had a lot of growth outside that program as well.

Chris Quilty:
OK.  And so, I guess, just more broadly when you look at the opportunity for growth in the commercial services side, what would be your expectation for more of a steady state growth rate over the next couple of years given the fact that at least over the past 24 months you have benefited from their problems.

Matt Desch:
Well, I still think that there's a lot of opportunity in that market and we see a lot of activity across the board around the world for commercial handsets.  We've always expected it would be slower overall and our plan sort of expects a little slower growth in the future.

You know the overall market rate had been prior to I guess the economic crisis in the probably low double digits overall and we certainly thought we could do that or better.  It might be a little slower in the next 12 to 24 months with the, just the total slowdown in the economy, but I still that there will be growth.

We don't know, it will be quite a few years, if at all, before GlobalStar is able to compete again and that’s – they won't have a quality network for several years if they are even able to afford to have a network.  And while Inmarsat has planned a product in this space, it's been planned for a long time.

It looks like it's, sounds like it's been delayed even further and we think we're kind of ready for it with a product that’s better.  It works more places in the world and it works better and we certainly have a lot more experience in the mobile handset business than they do.  And I think that will show in our results.

So we still think there is opportunity for growth there.

Chris Quilty:
You anticipated my second question which is kind of what are you experiencing in terms of the margins or profitability on the new 9555 and do you have a migration path of the build of materials that would keep that competitive should the pricing in this market decline you know down several hundred dollars?

Matt Desch:
Well you know, yes.  We actually, the margins on the 9555 are actually improved over previous models because despite all of the improvements, it's actually a lower cost product to make overall.  We have a roadmap in the future that continues to even take more costs out as possible.

You know we don't subsidize handsets. Others out there might do that as a business model that makes sense. We haven't in the past viewed that we needed to do that. In fact, we've grown considerably as you seen at the kind of rates we've grown without doing that in the past and we're not expecting to do that in the future.

We certainly can respond because of our cost structure to competition if and when it comes.  But we haven't needed to do that and in fact, have actually strengthened our competitive position with the 9555.

Chris Quilty:
OK.  And switching over the OpenPort, I think in your press release you said it's now available for commercial sales.  So should that begin showing up in your first quarter results and on a go forward basis, and then do you have any kind of sense either from pre-orders or backlogs of what that market might look like?

I think just put it in context, Inmarsat does around 4,500 fleet broadband systems.  Are you looking at you know that sort of order magnitude on an annual basis or you know something smaller as it ramps.

Matt Desch:
Well, those kind of numbers are certainly possible and our early indications are such that you know that kind of rate would be potentially attainable and practical since our product is actually lower cost and it might work even the broader ranger of platform than they're typically use to, so running from.

As far as your first question, yes.  We will start seeing it show up in the second quarter revenues as the ramp continues to occur.  And each of our service partners has been readying themselves and some are more ready than others at this point.  But as they continue to get themselves to ramp the product out to their customers, we'll see, I think, it start to accelerate and through 2009 and into 2010 even and beyond as that product really kicks off.

We're very, very enthusiastic and excited about the potential for that product. And it's obviously a very valuable product in terms of its service revenues.

Chris Quilty:	OK and the LRIT product is that just a derivation of a prior M-to-M unit that you use in terms of hardware sales?

Matt Desch:
Well specifically it does utilize our M-to-M product or our short burst data modem as part of it.  But the device itself that is installed on ships actually is created by our partners and certified by them.  And as I said, we have several that have been certified and some more that are going through the certification process right now.

And we'll have products in that space.  So it will drive, as you said, M-to-M service revenues and M-to-M product sales along with everything else.  But I think the real value of that is it provides another reason really for a ship to put an Iridium solution on to their vessel.  You know and add to its existing capabilities or augment that really with the new solution.

And it lets our partners have even more reasons for getting Iridium on board ships.

Chris Quilty:
Got you and final question on the government side.  It looks like the netted solution isn't really a meaningful contributor until perhaps next year.  But are you seeing any uptake either in your know straight use of short burst data or sort of blue force tracking systems?

And given what we're seeing in budget and movement of forces Iraq to Afghanistan you know what does that all mean to you?

Matt Desch:
Yes, I guess let me rephrase sort of what I think you're saying is you know is short burst data or M-to-M that product line getting into the U.S. government customers through all the applications you can imagine using it for in government.

And the answer to that is yes, in fact, we're starting to see the ramp up now.  It's trailed a little bit the commercial business actually not much of our really tremendous M-to-M growth over the last couple of years has been in the government sector because of the solutions that the partners in that space have to put in and get them you know certified and sold to customers in areas like blue force tracking which for the others on the call means you know tracking where your force is the good guys.

Forces are on say the battlefield or just say in operational areas.  We are starting to see a number of those devices getting out there.  As I said we're starting to see a ramp-up right now in the government space for our M-to-M solutions.  I think we're going to see more of that in the future.

You mentioned before about netted. Let me just say a little bit more while netted is going to become commercially operational in 2010, we actually are seeing some netted devices in our, shall we call them sort of the prototype space, actually being used in operational form right now out in Afghanistan and other places.

So we may see hundreds of those units this year but I think it's going to ramp up much more considerably in 2010.

Chris Quilty:	Great, thank you gentlemen.

Male:	Thanks, Chris.

Operator:	Again, if you would like to ask an audio question please press star 1 on your telephone keypad. Again if you would like to ask an audio question please press star 1.

Male:	Maybe that's all we have. I think people are shocked to hear this much positive news from any company in today's market. So maybe we should just close it off there, Operator.

Matt Desch:	Thanks everybody, appreciate you joining us.

Male:	Thank you.

Male:	Thank you.

Operator:	This concludes today's conference call. You may now disconnect, presenters please remain on the line.

END